Filed Pursuant to Rule 433
Registration No. 333-211879
January 7, 2019

The following information is a Summary of Material Modifications/Notice of Changes relating to certain plan provisions under the Lincoln National Corporation Deferred Compensation Plan for Agents and Brokers (the "Plan").  For more information on the Plan and its features, refer to the Plan's Summary Plan Description/Prospectus.  Additionally, you may log on to your Account on Nolan Financial Group's website at: www.nolanlink.com, or contact Nolan's Deferred Compensation Customer Service Line at 888-907-8633.

Effective as of January 13, 2018, the following definition reads as follows:

Pensionable Earnings (page 26 of the SPD/Prospectus)

Pensionable Earnings.  Pensionable Earnings may be deferred by you into the Plan, subject to certain limits, as described in Section B, below.  Pensionable Earnings are defined as gross first year life insurance commissions plus gross first year annuity and retirement commissions paid to you during the Plan year from the sale of LNL or LNY products while you have a contract with us.  By "gross" we mean before taxes and any deferrals into the LNL 401(k) Plan that you may elect.  Pensionable Earnings do not include (1) commissions on contract renewals; (2) commissions paid after the termination of your valid AG2K or NYAG sales contract, as applicable, for any reason, including your death; (3) earnings under the Permanent Fixed Life and Annuity Program (PFLAP); (4) commissions or fees paid during the Plan year related to qualified fixed indexed annuity contracts, qualified variable annuity contracts, and qualified group retirement contracts that constitute an "employee pension benefit plan" under ERISA section 3(2)(A) established after June 9, 2017; or (5) transition payments made by the Company's retirement plan services business unit after June 9, 2017.

Effective as of January 1, 2019, the Plan Sponsor changed the Plan as follows:

(The first paragraph of "Secondary Elections" on page 32 of the SPD/Prospectus)

Secondary Elections.  Under any of the above scenarios, you will have additional opportunities to make a "Secondary Election," to delay your payment date by a minimum of five (5) years from the originally scheduled distribution date.  Your Secondary Election is not effective for one year—it becomes effective on the 366th day following your election.  If you choose to make a Secondary Election, you will need to make it at least 366 days prior to the date on which your Account would have been paid under your Initial Election.  At this time, you may also elect to change the distribution form—from a lump sum to installments or vice-versa—with a mandatory minimum five (5) year delay from the originally scheduled distribution date.  You may make up to three (3) Secondary Elections per Account, as long as the total number of Accounts with balances remains at or below five (5) and no Secondary Election made after December 31, 2018 would push the distribution date beyond the calendar year in which you attain age 80.

(Pages 32-33 of the SPD/Prospectus)

Upon Death.  In the event of your death prior to the commencement of the distribution of your Account(s), your beneficiary will receive a lump sum payment that will be paid as soon as possible after your death (but in no event later than 90 days after the date of your death), regardless of any distribution form election that you may have made.  Your Account(s) will be valued as of the date of your death for distribution to your beneficiary(ies).

Participant's Death Prior to January 1, 2019.  In the event of your death after the distribution of your Account(s) (per your election of an "Alternative Distribution Form"—as described above) has commenced, but prior to the complete distribution of your Account balance(s) to you, your remaining Account balance(s) will continue to be paid to your beneficiary(ies) in accordance with your elected distribution option.  In the event of your beneficiary's death prior to full payment of your Account to your beneficiary, your remaining Account balance will be valued as of your beneficiary's death and paid in a lump sum to your beneficiary's estate within 90 days after your beneficiary's death.

Participant's Death After December 31, 2018.  In the event of your death after the distribution of your Account(s) (per your election of an "Alternative Distribution Form"—as described above) has commenced, but prior to the complete distribution of your Account balance(s) to you, your remaining Account balance(s) will be valued as of the date of your death and paid in a lump sum to your beneficiary within 90 days after your death.

(Page 33 of the SPD/Prospectus)

Upon a Qualifying Financial Hardship.  In the event of a qualifying financial hardship, the Benefits Administrator will direct that you be paid from your Account balance an amount in cash sufficient to meet the financial hardship.  Only Accounts with Elective Deferrals, Company Basic Match contributions and Company Discretionary Match contributions are eligible for withdrawal.  Hardship distributions will be permitted only if you are faced with an unforeseeable financial emergency, defined as "severe hardship to the participant resulting from a sudden and unexpected illness or accident of the participant or a dependent of the participant, loss of the participant's property due to casualty or other extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the participant."  The Benefits Administrator determines if the hardship qualifies under the appropriate standards.  Please note that it is very rare that a hardship meets these stringent criteria.

Hardship Withdrawals Taken Prior to January 1, 2019.  Any compensation deferral agreement in effect when you take a hardship withdrawal from this Plan or the LNL 401(k) Plan will automatically be revoked under this Plan for the remainder of the calendar year, and you will be prohibited from entering into a new compensation deferral agreement under this Plan during the calendar year immediately after the calendar year in which the hardship withdrawal occurred.

Hardship Withdrawals Taken After December 31, 2018.  Any compensation deferral agreement in effect when you take a hardship withdrawal from this Plan will automatically be revoked under this Plan only for the remainder of the calendar year in which the hardship withdrawal occurred.

(Page 34 of the SPD/Prospectus)

Form of Distribution.  The alternate payee will receive a lump sum distribution of the amount payable under the domestic relations order, subject to the following rules:

(1) Distribution Date.  The lump sum will be paid within 90 days after the date the domestic relations order is approved by the Benefits Administrator or its designee.  The alternate payee is not permitted, directly or indirectly, to designate the taxable year in which payment will be made.

(2) Valuation. The lump sum will be valued within a reasonable period of time prior to the date that the payment to the alternate payee is actually issued by the Plan.

This Summary of Material Modifications contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

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All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternately, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Customer Contact Center at 800-234-3500.